Exhibit 99.1

Central GoldTrust

Thursday October 28, 2010

Central GoldTrust [symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE Amex – GTU (U.S.$)] has today released selected financial information in U.S. dollars  relating to results of operations for the nine months ended September 30, 2010.

CENTRAL GOLDTRUST
STATEMENTS OF NET ASSETS
(expressed in U.S. dollars)

	September 30,	December 31,
	2010	2009
Net assets:
Gold at market	$798,357,424	444,900,960
Cash	16,038,502	952,790
Short-term deposits	776,880	6,420,420
Prepaid expenses and other	109,575	134,860
	815,282,381	452,409,030
Accrued liabilities	(571,534)	(491,024)
Net assets representing Unitholders’ equity	$814,710,847	451,918,006
Represented by:
Capital
Units issued 16,648,000 (2009: 10,918,000)	$572,667,949	304,144,393
Retained earnings
inclusive of unrealized appreciation of holdings	242,042,898	147,773,613
	$814,710,847	451,918,006

Net asset value per Unit	$48.94	41.39

Exchange rate: U.S. $1.00 = Canadian	$1.0298	1.0466

Net asset value per Unit
expressed in Canadian dollars	$50.40	43.32

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the quantity of gold held by the trust.

Net assets increased by $362.8 million or 80.3% during the nine months ended September 30, 2010, to a total of $814.7 million.  This increase was attributable to the public offering completed on June 23, 2010 and the increase in the gold price during the period.

CENTRAL GOLDTRUST
STATEMENTS OF INCOME
(expressed in U.S. dollars)

	Nine months ended Sept. 30,		Three months ended Sept. 30,
	2010	2009	2010	2009
Income:
Interest	$13,985	25,348	$10,672	6,632
Change in unrealized appreciation of holdings	95,909,013	43,096,372	38,511,478	24,715,180
Total income	95,922,998	43,121,720	38,522,150	24,721,812
Expenses:
Administration fees	917,030	529,164	391,721	214,652
Safekeeping fees and bank charges	405,589	157,218	178,081	73,071
Legal fees	92,006	43,684	25,805	12,856
Accounting fees	63,745	54,542	18,348	18,348
Trustees’ fees and expenses	51,689	37,499	16,983	12,808
Unitholder information	41,569	19,896	5,893	9,643
Stock exchange fees	34,658	17,872	11,553	5,957
Regulatory filing fees	32,940	23,351	11,978	972
Registrar and transfer agent fees	11,764	10,188	4,427	3,492
Miscellaneous	754	572	18	16
Foreign currency exchange loss (gain)	1,969	3,493	-	1,824
Total expenses	1,653,713	897,479	664,807	353,639
Net income
inclusive of the change in unrealized appreciation of holdings	$94,269,285	42,224,241	$37,857,343	24,368,173
Net income per Unit
inclusive of the change in unrealized appreciation of holdings	$7.24	5.14	$2.27	2.23

Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended September 30, 2010 amounted to $37,857,343 ($2.27 per Unit) compared to $24,368,173 ($2.23 per Unit) for the same period in 2009, after deducting expenses of $664,807 (2009: $353,639). Net income (inclusive of the change in unrealized appreciation of holdings) for the nine months ended September 30, 2010 amounted to $94,269,285 ($7.24 per Unit) compared to $42,224,241 ($5.14 per Unit) for the same period in 2009, after deducting expenses of $1,653,713 (2009: $897,479).

Virtually all of the reported income for the above periods is represented by the change in unrealized appreciation of holdings, which is not distributable income.  However, it is reported in the Statement of Income in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18, Investment Companies.

The total expenses of maintaining the Trust expressed as a percentage of the average of the month-end net assets were 0.09% for the three months ended September 30, 2010, unchanged from the same three month period in 2009.  The expense ratio for the nine-month period ended September 30, 2010 was 0.27% compared to 0.30% for the same nine-month period in 2009.  For the twelve months ended September 30, 2010, the expense ratio was 0.36% compared to 0.42% for the twelve months ended September 30, 2009.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices.  At September 30, 2010, the Units of Central GoldTrust were 98% invested in unencumbered, allocated and segregated gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the NYSE Amex.

For further information, contact J.C. Stefan Spicer, President & CEO;
Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).